EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership
Administración de Projectos Levon en México, S.A. de C.V.	Mexico	100%
Minera El Camino, S.A. de C.V.	Mexico	100%
Aphrodite Asset Holdings Ltd.	British Virgin Islands	100%
Turney Assets Limited	British Virgin Islands	100%
Valley High Ventures Ltd.	Canada	100%
Citrine Investment Holdings Limited	British Virgin Islands	100%
Minera Titan, S.A. de C.V.	Mexico	100%